UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 17, 2023

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In the Matter of

BFFI Group Inc.
No. 230 Waihuan West Road,
Panyu District,
Guangzhou City,
Guangdong Province, China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-263673

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      BFFI Group Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

      BFFI Group Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 17, 2023.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief